UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 10 March 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND MAJOR SUBSIDIARIES.

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr PA Schmidt, a director of Gold Fields Limited, Mr. NA Chohan, a director of a major subsidiary Gold Fields Operations Ltd, Ms. TL Harmse, a prescribed officer of Gold Fields Ltd, Mr. A Baku, a director of a major subsidiary Gold Fields Ghana Ltd, and Messrs R Weston, A Munt, CW Du Toit, P Woodhouse, and C Feebrey, all directors of a major subsidiary, Gold Fields Australasia Pty Ltd, and Mr JH Pauley, a director of a major subsidiary Gold Fields Orogen (BVI) Holdings sold all or some of their shares which were awarded to them in terms of the Gold Fields Limited 2012 Plan, as amended.

Performance Shares (PS) are conditionally awarded and the actual number of PS which should be settled to a participant three years after the original award date is determined by the company's performance measured against the performance of seven other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.

Bonus Shares (BS) are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	42,311
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R2,178,906.49
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	PA Schmidt
Nature of transaction	Off market vesting of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	57,245
Class of Security	Ordinary Shares
Market Price per Share	R54.1960
Total Value	R3,102,450.02
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	NA Chohan
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	16,405
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R844,814.85
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	NA Chohan
Nature of transaction	Off market vesting of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	22,195
Class of Security	Ordinary Shares
Market Price per Share	R54.1960
Total Value	R1,202,880.22
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	TL Harmse
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	16,828
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R866,598.25
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	A Baku
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	35,115
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R1,808,331.20
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	A Munt
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	23,522
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R1,211,321.84
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	A Munt
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	14,798
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R762,058.53
Vesting Period	The award vests on 12 and 18 months following grant date
Nature of interest	Direct and Beneficial
	CW du Toit
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	26,780
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R1,379,100.37
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	CW du Toit
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	16,846
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R867,525.20
Vesting Period	The award vests on 12 and 18 months following grant date
Nature of interest	Direct and Beneficial
	P Woodhouse
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	25,150
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R1,295,159.61
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	P Woodhouse
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	15,822
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R814,791.86
Vesting Period	The award vests on 12 and 18 months following grant date
Nature of interest	Direct and Beneficial
	C Feebrey
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	22,521
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R1,159,772.95
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
	C Feebrey
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	10,433
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R537,272.37
Vesting Period	The award vests on 12 and 18 months following grant date
Nature of interest	Direct and Beneficial
	JH Pauley
Nature of transaction	On market sale of shares in terms of the above 2012 scheme
Transaction Date	06 March 2015
Number of Shares	29,434
Class of Security	Ordinary Shares
Market Price per Share	R51.4974
Total Value	R1,515,774.47
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

10 March 2015
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 10 March 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer